UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On February 25, 2025, SciSparc Ltd. (the “Company”) entered into a Securities Purchase and Exchange Agreement (the “Agreement”) together with MitoCareX Bio Ltd., a private company incorporated under the laws of the State of Israel (“MitoCareX”), Dr. Alon Silberman (“Silberman”) and Prof. Ciro Leonardo Pierri (“Pierri”, together with the Company and Silberman, the “Sellers”), pursuant to which the Sellers will sell their respective ordinary shares, par value NIS 0.01 per share, of MitoCareX (the “Ordinary Shares”) to N2OFF, Inc., a Nevada corporation (“N2OFF”), thereby resulting in MitoCareX becoming a wholly-owned subsidiary of N2OFF. The Agreement contains customary representations, warranties and covenants by each of the parties. The closing of the Agreement is contingent upon, among other customary obligations, obtaining approval of N2OFF’s stockholders by the requisite majority.

On the closing date of the transactions contemplated under the Agreement (the “Closing Date”), the Company will transfer and sell its Ordinary Shares to N2OFF in consideration for a cash payment of $700,000 and shares of N2OFF common stock, par value $0.0001 per share (the “Common Stock”) representing 16.75% of N2OFF on a fully-diluted basis. The Company’s sale of its Ordinary Shares is contingent upon the transfer of the other Sellers’ Ordinary Shares to N2OFF in exchange for agreed to amounts of Common Stock. Either party may terminate the Agreement if the Closing Date has not occurred within ninety days of February 25, 2025.

Following the Closing Date, the Sellers may receive such number of additional shares of Common Stock, for no additional consideration, that reflects an aggregate amount of up to 25% of the issued and outstanding capital stock of N2OFF on a fully-diluted basis (the “Additional N2OFF Stock”), which Additional N2OFF Stock, if the respective milestones are achieved as defined in the Agreement, will be duly issued in installments based on the achievement of each milestone, as set forth in the Agreement, and will be allocated amongst the Sellers as follows: 50% to the Company, 33.33% to Silberman and 16.67% to Pierri. The Sellers’ eligibility to receive Additional N2OFF Stock will terminate on December 31, 2028, such that if a specific milestone is not achieved and therefore the right to receive the respective number of shares of Additional N2OFF Stock issuable upon the achievement of such milestone is not earned by December 31, 2028, the right to receive the number of shares of Additional N2OFF Stock attributable to any such non-achieved milestone pursuant to the Agreement will terminate.

The Agreement was approved by the audit committee and the board of directors of the Company specifically in light of certain related party components of the transactions contemplated under the Agreement, including that each of Amitay Weiss and Liat Sidi, board members of the Company, also serve as board members of N2OFF.

The Company’s press release dated March 3, 2025, announcing the signing of the Agreement is attached hereto as Exhibit 99.1.

A copy of the Agreement is filed as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K (“Report”) and is incorporated by reference herein. The foregoing summary is subject to, and qualified in its entirety by, reference to such exhibit.

Forward Looking Statements

This Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses that the ability to meet the closing conditions and contingencies under the Agreement and the potential receipt of Additional N2OFF Stock upon the accomplishment of respective milestones. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Report. The forward-looking statements contained or implied in this Report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2024, as amended, and in subsequent filings with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

This Report is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-269839, 333-266047, 333-233417, 333-248670, 333-255408 and 333-275305) and on Form S-8 (File Nos. 333-225773 and 333-278437) filed with the SEC to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
10.1	Securities Purchase and Exchange Agreement, dated February 25, 2025, by and among N2OFF, Inc., MitoCareX Bio Ltd., SciSparc Ltd., Dr. Alon Silberman and Prof. Ciro Leonardo Pierri.
99.1	Press Release issued by SciSparc Ltd. titled “SciSparc Signs Definitive Agreement to Sell MitoCareX, Computational Drug Discovery Company Targeting Resistant Cancers.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: March 3, 2025	By:	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer and Chief Financial Officer

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